UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number 001-42483

TJGC GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Trading in the ordinary shares of TJGC Group Limited (the “Company”) on the Nasdaq Capital Market was halted on May 15, 2026 by The Nasdaq Stock Market LLC (“Nasdaq”) under halt code “T12 — Additional Information Requested by Nasdaq,” pending the Company’s response to information requests issued by the Nasdaq Listing Qualifications Department (the “Staff”) under Nasdaq Listing Rule 5250(a). The Staff’s inquiries related principally to recent trading activity in the Company’s ordinary shares and to the Company’s registered follow-on offering that closed on April 16, 2026 (the “Follow-On Offering”).

The Company submitted written responses to the Staff on May 18, 2026 and May 19, 2026. After the Company furnished its Report on Form 6-K dated May 21, 2026 announcing the 1-for-3 reverse stock split of its ordinary shares (the “Reverse Stock Split”), the Staff issued a further information request relating to the Reverse Stock Split, to which the Company responded on May 26, 2026. Following its review of the Company’s responses, the Staff has advised the Company that it has no further questions at this time. Nasdaq has further advised the Company that the trading halt will be lifted and that trading in the Company’s ordinary shares is expected to resume at certain time after 10:00 a.m. Eastern Time on June 3, 2026.

On June 3, 2026, the Company issued a press release regarding the resumption of trading and the matters described above. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated by reference into this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of TJGC Group Limited, dated June 3, 2026, titled “TJGC Group Limited Announces Resumption of Trading on Nasdaq.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2026	TJGC Group Limited

	By:	/s/Guo Bin
	Name:	Guo Bin
	Title:	Chief Executive Office

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